TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V

COMPLETION OF PRIVATE PLACEMENT OF 1,500,000 UNITS

For Immediate Release: December 11, 2002, Vancouver, B.C. – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) announces pursuant to its News Releases dated October 22, 2002, whereby the Company disclosed that it had arranged a private placement of an aggregate of 1,500,000 units in the capital stock of the Company to various investors at a price of $0.10 per unit, the Company is pleased to announce that it has now received regulatory acceptance of the private placement. Each unit consists of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year with expiry dates ranging from October 22 to October 28, 2003 and $0.15 in the second year with expiry dates ranging from October 22 to October 28, 2004. The common shares forming part of the units are subject to a hold period expiring 4 months from the date of issuance for the units, which hold period expires April 11, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

3011- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616